Exhibit 10.27

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is made December 18, 2007, to be effective as indicated herein, by and between Steiner Leisure Limited, a Bahamas international business company (the "Company"), and Clive E. Warshaw ("Chairman").

W I T N E S S E T H:

WHEREAS, the Company and Chairman entered into an Employment Agreement dated December 12, 2001 (the "Prior Agreement"); and

WHEREAS, the Prior Agreement by its terms expired on December 31, 2006; and

WHEREAS, the Company and Chairman desire to enter into this Agreement to provide for the terms of the services to be performed by Chairman for the Company for the term hereof.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

    Employment, Duties

    Effective on the Effective Date (as defined in Section 2, below), the Company hereby agrees that Chairman shall serve as the Chairman of the Board of the Company and Chairman hereby accepts such employment. In that capacity, Chairman shall have such duties and responsibilities consistent with the position as may be determined from time to time by the Board of Directors of the Company (the "Board").

    During the Term (as defined below), Chairman shall devote his time and effort to furthering the Company's interests and to those Company-related matters as may be requested from time to time by the Board or by the Chief Executive Officer of the Company, provided that Chairman may (a) serve on corporate, civic and charitable boards or committees, subject to approval by the Board (other than for non-profit organizations) in light of potential conflicts of interest with the Company, which approval shall not be unreasonably withheld or delayed, (b) provide services on a pro bono basis to civic and charitable organizations and (c) attend to his personal investments, so long as such activities do not interfere with the performance of Chairman's responsibilities to the Company in accordance with this Agreement and are consistent with the Company's policies. The Company also agrees that Chairman may receive compensation in connection with his service on corporate boards, without set-off, adjustment or diminution of his salary, bonus or any other rights hereunder.

    2. Effective Date; Term

    This Agreement is for a term commencing January 1, 2007 (the "Effective Date") and terminating on December 31, 2011, unless terminated sooner in accordance with the terms and conditions of Section 4, below (the "Term").

    Compensation

    Except as otherwise provided herein, the Company, or any entity controlled by, controlling or under common control with the Company (an "Affiliate"), shall pay to Chairman during the Term the following amounts of cash compensation:

    (a) Base Salary. The sum of a salary at the rate of not less than Ninety-Two Thousand Dollars (U.S. $92,000.00) per year for each calendar year (a "Year") or portion thereof during the Term, subject to review annually and subject to possible increase, consistent with increases for other executive officers of the Company, in the sole discretion of the Board, payable in twice monthly installments (the "Salary").

      Meeting Fees. The sum of One Thousand Five Hundred Dollars ($1,500.00) for each meeting of the Board and Board committee (where invited by that committee) attended, assuming Chairman is serving as a member of the Board at that time (collectively "Meeting Fees"). Meeting fees shall be paid to Chairman at the same time that they are paid to other members of the Board or Board committee, as the case may be.

      Restricted Shares. On the date of this Agreement and on each anniversary date hereof during the Term, Chairman shall be granted under the Company's 2004 Equity Incentive Plan, or any successor plan, as the case may be, pursuant to a grant agreement in the form used for the June 2007 restricted share grants to non-employee directors of the Company, with such changes as may be necessary to incorporate provisions of this Agreement (the "Grant Agreement"), that number of common shares of the Company determined by dividing One Hundred Thousand Dollars ($100,000.00) by the closing price of the Company's common shares on the respective date of each grant, which shares shall vest on the first anniversary of the date of grant, and be subject to the terms set forth in the Grant Agreement.

      Health Insurance. During the Term, the Company shall provide to Chairman reimbursement in the amount of up to Eleven Thousand One Hundred Eighty Nine Pounds Sterling (U.K. ₤11,189.00) (or, in the discretion of the Company, the U.S. Dollar equivalent thereof) per Year for premiums for a health insurance policy covering Chairman and Michèle Steiner Warshaw, provided reasonable evidence of the payment of such premiums by Chairman is provided to the Company (the "Insurance Reimbursement"), and which payment shall be increased, upon request by Chairman not more frequently than annually, based on an increase in the amount of the premiums for the same coverage as in effect on the date hereof.

      Expense Reimbursement. The Company shall reimburse Chairman for all ordinary and necessary business expenditures made by Chairman in connection with, or in furtherance of, his employment hereunder, upon presentation by Chairman of expense statements, receipts, vouchers or such other supporting information as may from time to time be reasonably requested by the Board. When traveling for business of the Company, Chairman, at his sole discretion and at the Company's expense, shall travel via first class accommodations.

      4. Termination

      Death. In the event of Chairman's death during the Term, the Company shall have no further obligations to make payments or otherwise under this Agreement, except that the Company shall pay to Chairman's estate (i) within ten (10) days after the date of Chairman's death (i) any unpaid accrued Salary pursuant to Section 3(a), above; (ii) any unpaid accrued Meeting Fees pursuant to section 3(b), above; (iii) Any unpaid accrued Insurance Reimbursement pursuant to Section 3(d), above; and (iv) any amount due to Chairman as reimbursement of expenses under Section 3(e), above (collectively the "Section 4(a) Amounts"), in each case to which Chairman was entitled as of the date of death.

      Disability. If Chairman becomes unable to engage in any substantial gainful activity or receives benefits for at least three (3) months under the Company's disability plan, if any, as the result of a medically determinable physical or mental impairment that is expected to result in death or continue for at least twelve (12) months (a "Disability"), the Company, at its option, or Chairman, at his option, may terminate Chairman's employment hereunder (the date of such termination being the "Disability Date"), and, thereafter, Chairman shall not be deemed to be employed hereunder (except that Chairman's obligations under Section 5, below, shall remain in full force and effect) and the Company shall have no further obligations to make payments or otherwise under this Agreement, except as provided in this Section 4(b). In determining Disability under this Section 4(b), the Company shall rely upon the written opinion of the physician regularly attending Chairman in determining whether a Disability is deemed to exist. If the Company disagrees with the opinion of such physician, the Company may choose a second physician, the two (2) physicians shall choose a third physician, and the written opinion of a majority of the three (3) physicians shall be conclusive as to Chairman's Disability. The expenses associated with the utilization of any physician other than the physician regularly attending Chairman shall be borne solely by the Company. Chairman hereby consents to any required medical examination and agrees to furnish any medical information requested by the Company and to waive any applicable physician/patient privilege that may arise because of such determination. In the event of termination of Chairman's employment by the Company or by Chairman as a result of a Disability (a "Company Option Termination"), the Company shall have no further obligations to make payments or otherwise under this Agreement, except that the Company shall pay to Chairman (i) within ten (10) days after the Disability Date the Section 4(a) Amounts, in each case, to which Chairman was entitled as of the Disability Date.

      For Cause by Company. The Company may at any time during the Term terminate Chairman's employment hereunder for Cause. For purposes of this Agreement, "Cause" shall mean the occurrence of any of the following events: (i) Chairman's continued failure to substantially perform Chairman's duties with the Company (other than any such failure resulting from Chairman's incapacity due to physical or mental illness or injury); (ii) a violation by Chairman of any lawful written policy or directive of the Company or any Affiliate applicable to Chairman specifically, or to officers or employees of the Company or any Affiliate generally, the violation of which policy or directive is materially and demonstrably injurious to the Company; (iii) Chairman's excessive alcoholism or drug abuse that substantially impairs the ability of Chairman to perform Chairman's duties hereunder; (iv) continued gross negligence by Chairman in the performance of his duties under this Agreement that results in material and demonstrable damage to the Company or any Affiliate; (v) violation by Chairman of any lawful direction from the Board, provided such direction is not inconsistent with Chairman's duties and responsibilities to the Company or any Affiliate hereunder; (vi) fraud, embezzlement or other criminal conduct by Chairman that results in material and demonstrable damage to the Company or any Affiliate; (vii) intentional or reckless conduct that results in material and demonstrable damage to the Company or any Affiliate; or (viii) the committing by Chairman of an act involving moral turpitude that results in material and demonstrable damage to the Company; provided, however, that in the case of any of the events described in clauses (i), (ii) (iv) (v) or (vii) above, such event shall not constitute Cause hereunder unless and until there is given to Chairman by the Company a written notice which sets forth the specific respects in which it believes that Chairman's conduct constitutes Cause hereunder, which conduct is not cured within ten (10) days of written notice thereof. If the Company terminates Chairman's employment under this Agreement pursuant to this Section 4(c), the Company shall have no further obligations to make payments or otherwise under this Agreement, except that Chairman shall be entitled to receive any (A) unpaid accrued Salary pursuant to Section 3(a), above, through the date that is thirty (30) days after the date that the Company gives written notice of such termination to Chairman (the "Termination Notice Date"), (B) any unpaid accrued Meeting Fees pursuant to section 3(b), above; (C) Any unpaid accrued Insurance Reimbursement pursuant to Section 3(d), above; and (D) any amount due to Chairman as reimbursement of expenses under Section 3(e), above, in each case to which Chairman was entitled as of the date of termination, in each case, within sixty (60) days after the Termination Notice Date. Notwithstanding the foregoing, Chairman shall, for all purposes, cease to be deemed to be employed by the Company as of the date of any termination of Chairman pursuant to this Section 4(c), irrespective of whether written notice of termination is given on such date. In the event the Company terminates Chairman for Cause, any unvested restricted shares and/or performance shares/options granted to Chairman after the date hereof shall be immediately forfeited by Chairman as of the date of such termination.

      For Good Reason by Chairman. Chairman may, at any time during the Term, without any prior notice, terminate this Agreement for Good Reason. For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events: (i) a material breach by the Company of this Agreement (including, without limitation, the Company's failure to pay any compensation to Chairman more than thirty (30) days after the date such payment is due); (ii) a reduction in Chairman's Salary or any other compensation or benefits or (iii) a Change in Control of the Company, as defined below.

For purposes of this Section 4(d), a "Change in Control" of the Company shall be deemed to occur if (i) over a twelve (12) month period, a person or group of persons acquires shares of the Company representing thirty-five percent (35%) of the voting power of the Company or a majority of the members of the Board is replaced by directors not endorsed by the members of the Board before their appointment or (ii) a person or group of persons (other than a person or group of persons controlled, directly or indirectly, by shareholders of the Company) acquires forty percent (40%) or more of the gross fair market value of the assets of the Company over a 12-week period.

The interpretation of the meanings of the terms in the preceding sentence shall be made in accordance with the meanings ascribed to those terms under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), except that the words "person," "persons" or "group" in the immediately preceding sentence shall be interpreted in accordance with the meanings ascribed to those words under Section 280G of the Code and the regulations thereunder.

In the event that Chairman elects to terminate this Agreement upon or following a Change in Control of the Company, then Chairman shall provide written notice thereof to the Board on or before the earlier to occur of one (1) year after the effective date of the Change in Control and December 30, 2011.

In the event that Chairman terminates this Agreement pursuant to the first paragraph of this Section 4(d), then the Company shall pay to Chairman (A) within ten (10) days after the date of termination, an amount equal to (i) the Section 4(a) Amounts to which Chairman was entitled as of the date of such termination and (ii) upon the later to occur of the date which is sixty (60) days after the end of the Year in which such termination occurs or six (6) months following such termination, a lump sum amount equal to the Salary in effect on the date of the termination of Chairman's employment.

    Without Cause By Company. In the event that during the Term, the Company terminates Chairman's employment hereunder other than for Cause or due to the death or Disability of Chairman, then the Company shall pay to Chairman, the amounts described in Section 4(d), above and shall be paid at the times described in such Section 4(d), above.

    No Offset - No Mitigation. Chairman shall not be required to mitigate any damages under this Agreement by seeking other comparable employment. The amount of any payment or benefit provided for in this Agreement shall not be reduced by any compensation or benefits earned by or provided to Chairman as a result of his employment by another employer.

    Non-Competition; Confidentiality; etc.

    All references to the "Company" in this Section 5 shall include all Affiliates where the context permits.

      Acknowledgment. Chairman acknowledges and agrees that (i) in the course of Chairman's employment by the Company, it has been necessary, and, in the future, it will continue to be necessary for Chairman to acquire information which could include, in whole or in part, information concerning the sales, products, services, customers and prospective customers, sources of supply, computer programs, system documentation, software development, manuals, formulae, processes, methods, machines, compositions, ideas, improvements, inventions or other confidential or proprietary information belonging to the Company or relating to the affairs of the Company (collectively, the "Confidential Information"); (ii) the restrictive covenants set forth in this Section 5 are reasonable and necessary in order to protect and maintain such proprietary interests and the other legitimate business interests of the Company and that such restrictive covenants in this Section 5 shall survive the termination of this Agreement for any reason and (iii) the Company would not have entered into this Agreement unless such covenants were included herein.

      Non-Competition. Chairman covenants and agrees that during the Term and for a period of two (2) years following the termination of Chairman's employment hereunder for any reason or expiration of this Agreement, Chairman shall not, on any vessel or within one hundred (100) miles of any non-vessel venue where, or from which, the Company is then conducting, or had in the then preceding two (2) years conducted, any part of its business, engage, directly or indirectly, whether as an individual, sole proprietor, or as a principal, agent, officer, director, employer, employee, consultant, independent contractor, partner or shareholder of any firm, corporation or other entity or group or otherwise, in any Competing Business. For purposes of this Agreement, the term "Competing Business" shall mean any individual, sole proprietorship, partnership, firm, corporation or other entity or group which offers or sells or attempts to offer or sell (i) spa services, skin or hair care products or degree or non-degree educational programs in massage therapy, skin care or related courses or (ii) any other services then offered or sold by the Company. Notwithstanding the foregoing, Chairman is not precluded from (i) maintaining a passive investment in publicly held entities provided that Chairman does not have more than a five percent (5%) beneficial ownership in any such entity; or (ii) serving as an officer or director of any entity, the majority of the voting securities of which is owned, directly or indirectly, by the Company (collectively, a "Permitted Activity").

      Non-Solicitation of Customers and Suppliers. Chairman agrees that during his employment hereunder, he shall not, whether as an individual or sole proprietor, or as a principal, agent, officer, director, employer, employee, consultant, independent contractor, partner or shareholder of any firm, corporation or other entity or group or otherwise, directly or indirectly, solicit the trade or business of, or trade, or conduct business with, any customer, prospective customer, supplier, or prospective supplier of the Company for any purpose other than for the benefit of the Company. Chairman further agrees that for one (1) year following termination of his employment hereunder for any reason, Chairman shall not, whether as an individual or sole proprietor, or as a principal, agent, officer, director, employer, employee, consultant, independent contractor, partner or shareholder of any firm, corporation or other entity or group or otherwise, directly or indirectly, solicit the trade or business of, or trade, or conduct business with any customers or suppliers, or prospective customers or suppliers, of the Company. Notwithstanding the foregoing, Chairman is not precluded from a Permitted Activity.

      Non-Solicitation of Employees, Etc. Chairman agrees that during the term of his employment hereunder and thereafter for a period of two (2) years, he shall not, directly or indirectly, as an individual or sole proprietor or as a principal, agent, employee, employer, consultant, independent contractor, officer, director, shareholder or partner of any person, firm, corporation or other entity or group or otherwise, without the prior express written consent of the Company, approach, counsel or attempt to induce any person who is then in the employ of, or then serving as an independent contractor with, the Company to leave the employ of, or terminate such independent contractor relationship with, the Company or employ or attempt to employ any such person or persons who at any time during the preceding six (6) months, was in the employ of the Company. Notwithstanding the foregoing, Chairman is not precluded from a Permitted Activity.

      Non-Disclosure of Confidential Information. Chairman agrees to hold and safeguard the Confidential Information in trust for the Company, its successors and assigns and only use the Confidential Information for purposes of performing his duties hereunder and agrees that he shall not, without the prior written consent of the Board, misappropriate or disclose or make available to anyone for use outside the Company at any time, either during his employment hereunder or subsequent to the termination of his employment hereunder for any reason, any of the Confidential Information, whether or not developed by Chairman, except as required in the performance of Chairman's duties to the Company or as required by applicable law. In the event that Chairman is requested or required by or under applicable law or court or administrative order to disclose any of the Confidential Information, Chairman shall provide the Company with prompt written notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy. If Chairman is legally compelled to disclose Confidential Information, Chairman shall disclose only that portion of the Confidential Information which Chairman is legally required to disclose.

      Disclosure of Works and Inventions/Assignment of Patents. Chairman shall disclose promptly to the Company any and all works, publications, inventions, discoveries and improvements authored, conceived or made by Chairman during the period of his employment hereunder and related to the business or activities of the Company (the "Rights"), and hereby assigns and agrees to assign all his interest therein to the Company or its nominee. Whenever requested to do so by the Company, Chairman shall execute any and all applications, assignments or other instruments which the Company shall deem necessary to apply for and obtain Letters of Patent or Copyrights, or similar documents or rights, of the United States or any foreign country or to otherwise protect the Company's interest in the Rights. Such obligations shall continue beyond the termination of Chairman's employment hereunder for any reason with respect to works, inventions, discoveries and improvements authored, conceived or made by Chairman during the period of Chairman's employment under this Agreement.

      Return of Materials. Upon the termination of Chairman's employment with the Company for any reason, Chairman shall promptly deliver to the Board all documents and other materials containing or consisting of Confidential Information, including, but not limited to, correspondence, drawings, blueprints, manuals, letters, notes, notebooks, financial records, reports, flowcharts, programs, proposals and any other documents concerning the Company's business, including, without limitation, its customers or suppliers or concerning its products, services or processes; provided, however, that nothing in this Section 5(g) shall require Chairman to deliver to the Board any property that is owned by Chairman and that contains no Confidential Information.

      Limitation on Restrictions. Notwithstanding anything to the contrary in this Section 5, the restrictions set forth in Sections 5(a) through 5(g), above, shall not apply if Chairman terminates this Agreement under Section 4(d), above, unless Chairman receives as a result of such termination the amount required to be paid to Chairman pursuant to the fifth paragraph in Section 4(d), above, within six (6) months after the date of such termination, in which case the restrictions in this Section 5 shall apply until the last date that this Agreement would have been in effect had it not been terminated as aforesaid and (ii) Section 5(b), above, shall not apply if Chairman's employment is terminated after a Change in Control that is not approved by the Board.

    Non-Assignment; Successors; etc.

    The Company may assign any of its rights under this Agreement, but it may not assign any of its obligations under this Agreement without the prior written consent of Chairman, which consent shall not be unreasonably withheld. The successors of the Company shall be bound by the terms hereof, and where the context permits, references to "Company" herein shall be deemed to apply to any such successors. Chairman may assign his rights, but not his obligations, hereunder, and the obligations of Chairman hereunder, other than the obligations set forth in Section 1, above, shall continue after the termination of his employment hereunder for any reason and shall be binding upon his estate, personal representatives, designees or other legal representatives, as the case may be ("Heirs"), and all of Chairman's rights hereunder shall inure to the benefit of his Heirs. All of the rights of the Company hereunder shall inure to the benefit of, and be enforceable by the successors of the Company.

    Notices

    Except as may be otherwise set forth in this Agreement, any notices or demands given in connection herewith shall be in writing and deemed given when (i) personally delivered, (ii) sent by facsimile transmission to a number provided in writing by the addressee and a confirmation of the transmission is received by the sender or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as FedEx, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such party may in writing designate:

If to Chairman:	Clive Warshaw Bay Creek House, Old Fort Bay P.O. BOX N-7776 Bahamas Facsimile Number: None
If to the Company:	Chief Executive Officer Steiner Leisure Limited c/o Steiner Management Services, LLC 770 South Dixie Highway, Suite 200 Coral Gables, FL 33146 Facsimile Number: (305) 358-7704

  Entire Agreement; Certain Terms

  This Agreement constitutes and contains the entire agreement of the parties with respect to the matters addressed herein and supersedes any and all prior negotiations, correspondence, understandings and agreements between the parties respecting the subject matter hereof, including, but not limited to, all other agreements and arrangements relating to the payment of any compensation to Chairman with respect to any services performed, or to be performed, on behalf of the Company or any Affiliate. Notwithstanding the preceding sentence, the Company hereby agrees to provide Chairman with any remaining amounts otherwise payable to Chairman pursuant to the terms of the Prior Agreement. No waiver of any rights under this Agreement, nor any modification or amendment of this Agreement shall be effective or enforceable unless in writing and signed by the party to be charged therewith. When used in this Agreement, the terms "hereof," "herein" and "hereunder" refer to this Agreement in its entirety, including any exhibits or schedules attached to this Agreement and not to any particular provisions of this Agreement, unless otherwise indicated.

  Counterparts

  This Agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

  Governing Law, etc.

  This Agreement shall be governed by and construed in accordance with the laws of Florida without regard to choice of law provisions and the venue for all actions or proceedings brought by Chairman arising out of or relating to this Agreement shall be in the state or federal courts, as the case may be, located in Miami-Dade County, Florida (collectively, the "Courts"). Chairman hereby irrevocably waives any objection which he now or hereafter may have to the laying of venue of any action or proceeding arising out of or relating to this Agreement brought in any of the Courts and any objection on the ground that any such action or proceeding in any of the Courts has been brought in an inconvenient forum. Nothing in this Section 10 shall affect the right of the Company or an Affiliate to bring any action or proceeding against Chairman or his property in the courts of other jurisdictions. In the event of any litigation between the parties hereto with respect to this Agreement, each party shall bear his or its own costs and expenses ("Legal Costs and Expenses") in connection with such litigation, including, but not limited to, reasonable attorneys' fees at the trial and appellate court levels; provided, however, that with respect to any litigation concerning whether a termination by Chairman was for Good Reason, the Company shall pay Chairman's Legal Costs and Expenses (regardless of whether Chairman is the prevailing party), and provided further, that with respect to any litigation concerning whether a termination by the Company was for Cause, Chairman shall be entitled to recover his Legal Costs and Expenses from the Company unless the Company is the prevailing party in any such litigation as determined by a final and nonappealable decision or order.

  Severability

  It is the intention of the parties hereto that any provision of this Agreement found to be invalid or unenforceable be reformed rather than eliminated. If any of the provisions of this Agreement, or any part hereof, is hereinafter construed to be invalid or unenforceable, the same shall not affect the remainder of such provision or the other provisions of this Agreement, which shall be given full effect, without regard to the invalid portions. If any of the provisions of Section 5, above, or any portion thereof, is held to be unenforceable because of the duration of such provision or portions thereof, the area covered thereby or the type of conduct restricted therein, the parties hereto agree that the court making such determination shall have the power to modify the duration, geographic area and/or, as the case may be, other terms of such provisions or portions thereof, and, as so modified, said provisions or portions thereof shall then be enforceable. In the event that the courts of any one or more jurisdictions shall hold such provisions wholly or partially unenforceable by reason of the scope thereof or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the Company's rights provided for herein in the courts of any other jurisdictions as to breaches or threatened breaches of such provisions in such other jurisdictions, the above provisions as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

  Non-Waiver

  Failure by either the Company or Chairman to enforce any of the provisions of this Agreement or any rights with respect hereto, or the failure to exercise any option provided hereunder, shall in no way be considered to be a waiver of such provisions, rights or options, or to in any way affect the validity of this Agreement.

  Headings

  The headings preceding the text of the paragraphs of this Agreement have been inserted solely for convenience of reference and neither constitute a part of this Agreement nor affect its meaning, interpretation or effect.

  Advice of Counsel

  Chairman acknowledges that during the negotiation of this Agreement, he has retained or been advised to retain counsel of his choosing who has provided or will provide advice to Chairman in connection with his decision to enter into this Agreement.

  Survivorship

The following sections of this Agreement shall survive the expiration or termination of this Agreement and shall survive Chairman's termination of employment from the Company for any reason: Section 4 (Termination), Section 5 (Non-Competition, Confidentiality, etc.) and Section 10 (Governing Law, etc.). In addition, all sections of this Agreement that would, by their terms, survive expiration or termination of this Agreement shall so survive such expiration and termination and shall also survive termination for any reason of Chairman's employment with the Company.

IN WITNESS WHEREOF, the parties have executed these presents as of the day and year first above written.

STEINER LEISURE LIMITED
/s/ Clive E. Warshaw	By: /s/ Leonard Fluxman
Clive E. Warshaw	Name: Leonard Fluxman
Title: President and CEO